UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-29970

DESCARTES SYSTEMS GROUP INC

(Translation of registrant’s name into English)

120 Randall Drive

Waterloo, Ontario

Canada N2V 1C6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [x]

The attached Annual Report to Shareholders for the year ended January 31, 2025 is furnished herewith as Exhibit 99.1.

The attached Press Release issued March 5, 2025 is furnished herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

(Registrant)

By:	/s/ Peter V. Nguyen
Name:	Peter V. Nguyen
Title:	General Counsel

Date: March 5, 2025

EXHIBITS

Exhibit No.	Description

99.1	Annual Report to Shareholders for the year ended January 31, 2025
99.2	Press Release Issued March 5, 2025
101	Interactive Data File (formatted in Inline XBRL)